CASHEL MEAGHER

CERTIFICATE OF QUALIFICATION

Re: Constancia Project Technical Report, November 21, 2016

I, Cashel Meagher, B. Sc., P. Geo, of Toronto, Ontario, do hereby certify that:

1.	I am currently employed as Senior Vice President and Chief Operating Officer, with HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada M5J 2V5.

2.	I graduated from Saint Francis Xavier University with a Joint Advanced major in Geology and Chemistry in 1994.

3.	I am a member in good standing with the Association of Professional Geoscientists of Ontario, member #1056.

4.

I have practiced my profession continuously over 20 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and mine operations in underground and open pit mines for base metal and precious metal deposits in North and South America.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.

I have reviewed and approved the Summary of the Technical Report and I am responsible for the preparation of this Technical Report titled “NI 43-101 Technical Report, Constancia Mine Cuzco, Peru” (the “Technical Report”), dated November 21, 2016 and effective as of June 30, 2016.

7.	I last visited the property on September 21, 2016 for a duration of 2 days. I also visited it several times prior to that date.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where “a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person”.

10.	I have been involved with the Constancia Project property, which is the subject of the Technical Report, continuously since March, 2011.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.

I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated as of November 21, 2016.

Original signed by:
Cashel Meagher

Cashel Meagher, B. Sc., P.Geo.